Zodiac Exploration Inc.

TSX VENTURE: ZEX

March 5, 2013

Zodiac Exploration Inc. Grants Stock Options

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) announces today that it has granted an aggregate of 1,250,000 stock options in accordance with the Company's stock option plan to a director of the Company, which are exercisable at $0.10 per common share and have a term of five years.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 78,000 net acres in Kings and Kern Counties, California. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For further information please contact:

Zodiac Exploration Inc.

Peter Haverson

President & CEO

(403) 450-7896

peter@zodiacexploration.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.